ASIA ENTERTAINMENT & RESOURCES LTD. ANNOUNCES SECOND QUARTER 2010 FINANCIAL RESULTS

HONG KONG--(BUSINESS WIRE)-- Asia Entertainment & Resources Ltd. (AERL) (NASDAQ: AERL) (NASDAQ: AERLW), which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, today announced unaudited financial results for the quarter and six-months ended June 30, 2010. All currency amounts are stated in United States dollars.

AERL Chairman Lam stated, “We are pleased to now list our shares and warrants on the Nasdaq. This is an important achievement for us and complements our operational success. In the six-months ended June 30, 2010, AERL saw 120% year-over-year revenue growth as the Macau gaming markets continued to recover from the financial crisis. AERL’s revenue growth resulted in large part from our ability to increase the Rolling Chip Turnover for our 2 VIP gaming rooms in Macau. For the first half of 2010, we have already achieved $4.34 billion in Rolling Chip Turnover, representing 160% year-over-year growth. We believe the absolute growth of Rolling Chip Turnover will continue through the remainder of the year. However, monthly year-over-year improvement for the second half of the year could be moderated when measured against the highly successful months during the last two quarters of 2009.”

Financial Highlights for the Three and Six-months Ended June 30, 2010

•
Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted that is defined below) for the three and six-months ended June 30, 2010 in our 2 VIP gaming rooms in Macau was $2.45 billion and $4.34 billion, respectively, up 194% and 160% year-over-year, compared to $831 million and $1.67 billion in the same periods of 2009.

•	Revenue for the three and six-months ended June 30, 2010 was $30.1 million and $55.4 million, respectively, up 172% and 120% from $11.1 million and $25.2 million in the same periods of 2009.
•
Income (including pre-acquisition income) grew 176% to $9.5 million and 103% to $19.2 million, respectively, in the three and six-months ended June 30, 2010 from $3.4 million and $9.4 million in the same periods of 2009.

•
Non GAAP earnings per share (EPS) derived from income (including pre-acquisition income)  for the six-months ended June 30, 2010 was $1.58, based on a basic weighted average share count of 12,158,912, and $0.84 based on a fully diluted weighted average share count of 22,730,652.

•
GAAP EPS for the three and six-months ended June 30, 2010 (based on net income after deduction of $4.3 million pre-acquisition income) was $0.76 and $1.22, based upon the basic weighted average share counts, and $0.40 and $0.65, based upon fully diluted weighted average share counts.

•	Total available cage capital at the end of the second quarter was approximately $73.3 million, up 6.2% from $69.0 million the first quarter of 2010.

The financial figures included in this announcement cover AERL’s financial results for the entire six-months ended June 30, 2010, including results for the period through February 2, 2010, when it acquired all of the stock of Asia Gaming & Resort Limited (“AGRL”) unless otherwise noted. Prior to the acquisition, the owners of the promoter companies were entitled to all of the net earnings from the operation of the VIP gaming rooms. As a result of the acquisition, AERL became entitled to all of such earnings. During the six-months ended June 30, 2010, earnings of $4.3 million were attributable to the pre-acquisition period ended February 2, 2010.

The assets, liabilities and the historical operations that are reflected in the financial statements are those of AGRL and the promoter companies and are recorded at the historical cost basis of AGRL and the promoter companies. AERL’s assets, liabilities and results of operations are consolidated with the assets, liabilities and results of operations of AGRL subsequent to the acquisition.

Casino Revenue Compensation Methods

In Macau, two remuneration methods are used to compensate VIP room gaming promoters. On a fixed commission basis, VIP room gaming promoter revenues are based on an agreed percentage of Rolling Chip Turnover. On a win/loss split basis, the VIP room gaming promoter receives an agreed percentage of the “win” in the VIP gaming room (plus certain incentive allowances), and is required to also bear the same percentage of loss that might be incurred. Compared to the fixed commission basis, the win/loss split basis subjects the VIP room gaming promoter to the risk of losses from the gaming patron’s activity and greater volatility.

In the six-months ended June 30, 2009, all of AERL’s business was on a win/loss split basis. However, to reduce the risks of losses and volatility, in the last quarter of 2009, AERL successfully transitioned the VIP room in the Galaxy Star World in Downtown Macau to a fixed 1.25% commission on Rolling Chip Turnover. During the six-months ended June 30, 2010, AERL conducted the majority of business on a fixed commission basis. The VIP room at the MGM Grand Hotel and Casino continued to operate at approximately a 43% (including certain incentive allowances) win/loss split basis. At this rate, and assuming a win rate (the statistical percentage of the total amount bet that a casino wins) of 2.9%, AERL would have the same revenues at the MGM Grand Hotel and Casino as if it operated under a 1.25% fixed commission basis. However, if the win rate exceeded 2.9%, AERL would have more revenues than if it operated on the 1.25% fixed commission basis. Because the larger part of AERL’s revenues is now directly related to Rolling Chip Turnover, the Company is concentrating its marketing efforts to increase the number of patrons and the amount of play at its VIP gaming room that operates under the 1.25% fixed commission basis. Consequently, in order to increase the Rolling Chip Turnover, the Company reinvests its earnings to increase the amount of cage capital available to finance increased patron activity.

Second Quarter 2010 Compared to Second Quarter 2009

The following table sets forth certain information regarding AERL’s results for the second quarter of 2010, the second quarter of 2009 and the full year for 2009 (All figure are in thousands, except ratios and percentages).

	2Q2009	Fiscal Year 2009	2Q 2010	2Q 2010 to 2Q 2009
Rolling Chip Turnover	$831,244	$5,192,657	$2,446,814	194%
Revenue from VIP gaming operations	$11,096	$60,479	$30,129	172%
Commission to agents	$6,638	$39,146	$17,798	168%
Selling, general and administrative expenses	$939	$5,271	$2,450	161%
Income including pre-acquisition income	$3,436	$15,556	$9,496	176%
Revenue from VIP gaming operations/Rolling Chip Turnover	1.33%	1.16%	1.23%
Commission to agents/Rolling Chip Turnover	0.80%	0.75%	0.73%
Selling, general and administrative expenses/Rolling Chip Turnover	0.11%	0.10%	0.10%
Income (including pre-acquisition income)/Revenue from VIP gaming operations	31.0%	25.7%	31.5%
Income (including pre-acquisition income)/Rolling Chip Turnover	0.41%	0.30%	0.39%

The increase in Rolling Chip Turnover was primarily due to the overall recovery of the Macau gaming markets and the reinvestment of accumulated earnings as additional working capital at the cage, which has enabled AERL to increase the availability of Rolling Chips and accommodate additional patrons.

Revenues for the second quarter of 2010 were $30.1 million compared to $11.1 million in the same period of 2009, an increase of 172%. Second quarter of 2010 net revenue as a percent of Rolling Chip Turnover was 1.23%, down from 1.33% in the second quarter of 2009, but up from 1.16% for the full year of 2009 due primarily to the mix shift toward a more commission based business and the higher win rate for the Iao Kun VIP room in MGM Hotel and Casino was 2.47%. The actual win rate for the full year 2009 was 2.38%

AERL’s primary expense is commissions to agents, which were $17.8 million in the current period, up 168% from $6.6 million in the second quarter of 2009. The commissions to agents, as a percentage of Rolling Chip Turnover, was 0.73% in the second quarter of 2010, down from 0.80% in the second quarter of 2009 and 0.75% for the full year 2009 as a result of the government of Macau’s policy to cap the commission that the casinos offer to the promoters. Selling, general and administrative expense, as a percentage of Rolling Chip Turnover, was 0.10% in the second quarter of 2010, a decrease from 0.11% of the second quarter of 2009 as a result of economies of scale.

Income (including pre-acquisition income) grew 176% to $9.5 million in the second quarter of 2010 from $3.4 million in same period of 2009. The win rate for the Iao Kun VIP room in MGM Hotel and Casino was 2.47% for the three-month period ended June 30, 2010, below the effective gross win average of 2.90% under the 1.25% fixed commission scheme. Income would have been higher i) after considering non-recurring expenses such as the first time listing fee paid to Nasdaq and ii) assuming that Iao Kun VIP room in MGM Hotel and Casino adopts the 1.25% fixed commission scheme where the earnings derived from the Rolling Chip Turnover at the VIP room would have been roughly $0.5 million higher.

Income (including pre-acquisition income) margin as a percentage of total revenue was 31.5% in the second quarter of 2010, up from 31% in second quarter of 2009 and up from 25.7% for the full year 2009. Income (including pre-acquisition income) margin as a percentage of Rolling Chip Turnover was 0.39% for the second quarter of 2010, down from 0.41% in second quarter of 2009, but up from 0.30% for the full year 2009. The income margin remains stable primarily as a result of the Macau government policy to cap the commission that the casinos offer to the promoters and in turn the commissions paid to agents.

EPS for the quarter was $0.76 based on a basic weighted average share count of 12,572,916 and $0.40 based on a fully diluted weighted average share count of 23,717,035. The fully diluted share count includes 4,210,000 shares that will be issued upon the filing by AERL of its Annual Report on Form 20-F for the fiscal year ending December 31, 2010. It also includes ordinary share equivalents for the issuance of a total of 11,040,000 shares upon the exercise of the outstanding public warrants, 3,608,000 warrants held by insiders and former insiders that were privately issued at the time of its initial public offering, 1,440,000 shares and warrants issuable upon the exercise of a unit purchase option granted to the representative of the underwriters of its initial public offering and shares issuable upon exercise of the warrants included in such option. If all of such securities are exercised for cash, AERL could receive additional capital of $81,208,000. To the extent that such securities are exercised on a cashless basis, the amount of cash received by AERL and the number of ordinary shares AERL would be required to issue could both be reduced and the pro forma earnings per share on a fully diluted basis may be increased.

Six-months Ended June 30, 2010 Compared to Six Month Ended June 30, 2009

Revenues for the six-months ended June 30, 2010 were $55.4 million compared to $25.2 million in the same period of 2009, an increase of 120%. Net revenue as a percent of Rolling Chip Turnover was 1.28%, down from 1.51% in the six-months ended June 30, 2009, but up from 1.16% for the full year of 2009 due primarily to the mix shift toward more commission based business. Additionally, the win rate in the six-months ended June 30, 2009 was 3.20%, higher than the effective win rate of 2.90% estimated for the 1.25% commission on Rolling Chip Turnover. The actual win rate for the full year 2009 was 2.38%.

AERL’s primary expense is commissions to agents, which were $31.0 million in the current period, up 130% from $13.5 million in the six-months ended June 30, 2009. The commissions to agents, as a percentage of Rolling Chip Turnover, was 0.71% in the six-months ended June 30, 2010, down from 0.81% in the six-months ended June 30, 2009 and 0.75% for the full year 2009 as a result of the Macau government policy to cap the commission that the casinos offer to the promoters. Selling, general and administrative expense, as a percentage of Rolling Chip Turnover, was 0.11% in the six-months ended June 30, 2010, a decrease from 0.13% of the six-months ended June 30, 2009 as a result of increased economies of scale.

Income (including pre-acquisition income) grew 103% to $19.2 million in the six-months ended June 30, 2010 from $9.4 million in same period of 2009, including $4.3 million attributable to the owners of the VIP room gaming promoters for the period through February 2, 2010. Income would have been higher i) after considering non-recurring expenses such as the first time listing fee paid to Nasdaq and ii) assuming that Iao Kun VIP room in MGM Hotel and Casino adopts the 1.25% fixed commission scheme where the earnings derived from the Rolling Chip Turnover at the VIP room would have been roughly $0.5 million higher.

Income (including pre-acquisition income) margin as a percentage of total revenue was 34.6% down from 37.4% in six-months ended June 30, 2009 and up from 25.7% for the full year 2009. Income (including pre-acquisition income) margin as a percentage of Rolling Chip Turnover was  0.44% for the six-months ended June 30, 2010, down from 0.56% in six-months ended June 30, 2009, but up from 0.30% for the full year 2009. The income margin remains stable primarily as a result of the Macau government policy to cap the commission that the casinos offer to the promoters and in turn the commissions paid to agents.

Non GAAP EPS derived from income (including pre-acquisition income) for the six-months was $1.58 based on a basic weighted average share count of 12,158,912 and $0.84 based on a fully diluted weighted average share count of 22,730,652. For the six-months ended June 30, 2010, on net income of $14.8 million (after deduction of $4.3 million pre-acquisition income), AERL had basic EPS of $1.22, based on a basic weighted average share count of 12,158,912, and $0.65 based on a fully diluted weighted average share count of 22,730,652.

Cash Flow and Balance Sheet Highlights

Cash flow used in operations was $34.7 million for the six-months ended June 30, 2010, which includes the cash used for markers of $62.4 million. As of June 30, 2010, total available cage capital was approximately $73.3 million. The total available cage capital is comprised of markers receivable of $62.4 million and cash, cash chips and non-negotiable chips of $10.9 million. AERL’s related parties have provided financing of approximately $48.8 million.

Outlook for 2010

For the first seven months of 2010, AERL’s Rolling Chip Turnover averaged $745 million per month. Its Rolling Chip Turnover year-to-date through July 2010 in Macau was $5.21 billion, an increase of 150% year-over-year, compared to $2.08 billion for 2009.

Chairman Lam further stated, “While the monthly percentage year-over-year growth rates may decline for the remainder of 2010 due to the highly successful last quarter of 2009, we continue to forecast growth. For 2009, the average monthly Rolling Chip Turnover was $433 million. We are providing Rolling Chip Turnover guidance for our two existing VIP rooms in Macau to average $700 million to $725 million per month, which equate to $8.4 billion to $8.7 billion for the full year 2010, up from $5.19 billion in 2009.

“We continue to believe that for the remainder of 2010, the majority of the business will be on a fixed commission basis. We are issuing initial income (including pre-acquisition income) guidance of $38 million to $39 million for 2010 based on current performance of our existing 2 VIP gaming rooms in Macau.

“We are delaying our proposed expansion in Jeju, Korea because the continued strength of the Macau VIP gaming market makes it desirable to continue to increase our efforts there. Also, the favorable risk/reward of the commission model in Macau offers more stability than the capital risk of the win/loss split model used in Jeju.”

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of bets players make. Bets are wagered with "non-negotiable chips” and winning bets are paid out by casinos in so-called "cash” chips. "Non-negotiable chips” are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters. Commissions are paid based on the total amount of "non-negotiable chips” purchased by each player. VIP room gaming promoters therefore require the players to "roll,” from time to time, their "cash chips” into "non-negotiable” chips for further betting so that they may receive their commissions (hence the term "Rolling Chip Turnover”). Through the promoters, "non-negotiable chips” can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ (Macau Gaming Control Board) to distinguish between VIP table revenue and mass market table revenue.

About Asia Entertainment & Resources Ltd.

AERL, formerly known as CS China Acquisition Corp., acquired AGRL on February 2, 2010. The principal business activities of AGRL’s wholly owned subsidiaries are to hold Profit Interest Agreements with its VIP room gaming promoters that provide AGRL with 100% of the profit streams from the operations of the VIP room gaming promoters. AGRL’s VIP room gaming promoters currently participate in the promotion of two major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One of the VIP gaming rooms is located at the top-tier MGM Grand Macau Casino in downtown Macau that is operated by the MGM Grand Paradise S.A. The other Macau VIP gaming facility is located in the luxury 5-star hotel, the Star World Hotel & Casino in downtown Macau that is operated by Galaxy Casino, S.A.

Forward Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for AERL’s VIP room gaming promoters’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons’ skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by AERL’s VIP room gaming promoters’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates.

ASIA ENTERTAINMENT & RESOURCES LTD
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2010	December 31, 2009
	(Unaudited)	(A)

Total Assets, all current	$82,755,094	$6,250,170

Total Liabilities, all current	66,943,976	7,775,322

Total Shareholders' Equity (Deficit)	15,811,118	(1,525,152)

Total Liabilities And Total Shareholders’ Equity (Deficit)	$82,755,094	$6,250,170
(A) Represents the combined balance sheets of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

ASIA ENTERTAINMENT & RESOURCES LTD
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

	For the Three	For the Three		For the Six	For the Six
	Months Ended	Months Ended		Months Ended	Months Ended
	June 30, 2010	June 30, 2009(A)		June 30, 2010	June 30, 2009(A)
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)

Revenue from VIP gaming operations	$30,128,603	$11,096,334		$55,407,972	$25,235,332

Expenses
- Special Rolling Tax	244,811	83,004		434,177	164,721
- Commission to agents	17,798,162	6,638,490		31,018,040	13,486,506
- Selling, general and administrative expenses	2,449,975	938,801		4,655,817	2,146,541
- NASDAQ listing expenses	140,000	-		140,000	-

Total Expenses	20,632,948	7,660,295		36,248,034	15,797,768

Income including pre-acquisition profit	9,495,655	3,436,039		19,159,938	9,437,564

Prior owners' interest in pre-acquisition profit	-	(3,436,039)		(4,329,385)	(9,437,564)
Net Income (Loss) Attributable
To Ordinary Shareholders	$9,495,655	$-		$14,830,553	$-

Other Comprehensive Loss
Foreign Currency
- Translation adjustment	(23,579)	-		(24,256)	-

Total Other Comprehensive Income (Loss)	$9,472,076	$-		$14,806,297	$-

Net Income Per Share
Basic	$0.76	$	*	$1.22	$	*
Diluted	$0.40	$	*	$0.65	$	*

Weighted average shares outstanding
Basic	12,572,916	10,350,000		12,158,912	10,350,000
Diluted	23,717,035	10,350,000		22,730,652	10,350,000

*-Less than $.01 per share
(A)Represents the combined statements of operations of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

NON-GAAP Financial Measure

Our calculation of earnings per share derived from income (including pre-acquisition income)  for the six-months ended June 30, 2010, differs from earnings per share based on net income because it includes all income derived from the operations for the entire period presented (the period prior to the acquisition of the operating business is excluded from our financial statements).  We use this information internally in evaluating our operations and believe this information is important to investors because it provides a complete picture of our operations for the entire period, and is more accurately comparable to the prior year period.  Notwithstanding the foregoing, however, earnings per share derived from income (including pre-acquisition income) should not be considered an alternative to, or more meaningful than, earnings per share as determined in accordance with GAAP. The following is a reconciliation of our GAAP EPS to our Non GAAP EPS derived from income (including pre-acquisition income)   as well as a reconciliation of our GAAP income and our income including pre-acquisition income:

	For the Six-months Ended June 30, 2010
	Basic	Fully Diluted

GAAP earnings per share	$1.22	$0.65

Impact of pre-acquisition income	0.36	0.19

Earnings per share including pre-acquisition income	$1.58	$0.84

	For the Six-months Ended June 30, 2010

GAAP Income	$14,830,553

Impact of pre-acquisition income	4,329,385

Income (including pre-acquisition income)	$19,159,938

Conference Call and Replay Information

AERL will conduct a conference call to discuss the financial results for the three and six-month period ended June 30, 2010 on Tuesday, August 31, 2010 at 11:00AM EDT/ 11:00PM Macau. To participate, please dial one of the local access numbers, listed below, ten minutes prior to the scheduled start of the call.

The conference call identification number is 97329697.

International Toll Dial-In Number: + 61288236760

Local Dial-In Number(s)

China , Domestic 4006988166

China , Domestic 8008700816

Hong Kong 85227598661

Singapore 6567226342

United States 18662421388

Contact:
Asia Entertainment & Resources Ltd.
James Preissler, +1 646 450 8808
preissj@aerlf.com